U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12b-25

NOTIFICATION OF LATE FILING

(Check  one):  [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
               [X] Form 10-Q and Form 10-QSB [ ] Form  N-SAR

For  Period  Ended:  December 31,  2003

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

NOTHING  IN  THIS  FORM  SHALL  BE  CONSTRUED  TO  IMPLY THAT THE
COMMISSION HAS VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

                                  WSN GROUP, INC.
                              Full  Name  of  Registrant

                                       NONE
                           Former  Name  if  Applicable

                                   P.O. Box 14127
          Address  of  Principal  Executive  Office  (Street  and  Number)

                           Palm Desert, California , 92255
                             City,  State  and  Zip  Code

PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The  reasons  described  in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will

[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach  extra  Sheets  if  Needed)

We were not able to complete the required report for this period on a timely basis without unreasonable effort and expense. We expect to file the required report with the allotted extension.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact to this notification

John Anton                        760 345-6555
(Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[ ]  Yes  [X]  No

Form 10-QSB for the quarter ended September 30, 2002

Form 10-QSB for the quarter ended December 31, 2002

Form 10-QSB for the quarter ended March 31, 2003

Form 10-KSB for the fiscal year ended June 30, 2003

Form 10QSB for the quarter ended September 30, 2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       WSN GROUP, INC.
                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2004                By: /s/ John Anton
                                       John Anton, President